SVB Securities LLC

1301 Avenue of the Americas, 12th Floor

New York, New York 10019

February 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Todd Schiffman

Re:	Valuence Merger Corp. I
Registration Statement on Form F-1
January 19, 2022
Amendment No. 1 to Registration Statement on Form S-1
Filed February 18, 2022
Amendment No. 2 to Registration Statement on Form S-1
Filed February 22, 2022
File No. 333-262246
Request for Acceleration of Effective Date

Acceleration Request
Requested Date:	February 24, 2022
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Valuence Merger Corp. I (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on February 24, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sheppard, Mullin, Richter & Hampton LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

SVB SECURITIES LLC

By:	/s/ Roger Salazar, Jr.
Name:	Roger Salazar, Jr.
Title:	Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request]